[redacted]

08004037

Reliance
Industries Limited

RECEIVED

2008 JUL 29 P 12:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-3300

July 24, 2008

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	July 24, 2008	Unaudited Financial Results for the quarter ended June 30, 2008
2	Clause 41	July 24, 2008	Media Release on Unaudited Financial Results for the quarter ended June 30, 2008
3	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	July 24, 2008	Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended June 30, 2008

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
JUL 31 2008
THOMSON REUTERS

Encl : a/a

Reliance
Industries Limited

July 24, 2008

Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Exchange Plaza Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051
Scrip Code: 500325	Trading Symbol: "RELIANCE EQ"
Fax No: 2272 3121 / 2272 2037	Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Secretarial Audit Report for the quarter ended June 30, 2008

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2008 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. July 24, 2008.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093, INDIA. ✆ : 6672 9999 • FAX : 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2008**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap
10	Issued Capital	145 36 48 601	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	145 36 48 601	100.000
12	Held in dematerialised form in CDSL	5 59 61 269	03.850
13	Held in dematerialised form in NSDL	133 94 67 821	92.145
14	Physical	5 82 19 511	04.005
15	Total No. of Shares (12+13+14)	145 36 48 601	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	186	11 222	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	33	1 050	Delay in receipt of Physical DRF & Share Certificates from DP.
	654	51 000	Processed Under NOL
	59	3 005	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**932**	**66 277**	
Pending for more than 21 days	10	1 037	Non - receipt of Physical DRF & Share Certificates from DP
	1	27	Delay in receipt of Physical DRF & Share Certificates from DP and Being Processed Under NOL.
Total	**11**	**1 064**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Vinod M Ambani Tel No : 022 - 2278 5307 Fax No : 022 - 2278 5081
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 42, Free Press House, 215, Nariman Point, Mumbai - 400 021 Tel.: 022 66391101 Fax.: 022 22856237
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

MANOJ DAGA
PARTNER

Mumbai, 9th July 2008

M. No.: 48523

sec.

Reliance
Industries Limited

July 24, 2008

Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Exchange Plaza Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051
Scrip Code: 500325	Trading Symbol: "RELIANCE EQ"
Fax No: 2272 3121 / 2272 2037	Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Unaudited Financial Results for the quarter ended June 30, 2008

In continuation of our letter dated July 16, 2008, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter ended June 30, 2008, duly approved by the Board of Directors of the Company at its meeting held today.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg
Fax No: 00352 4590 2010

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2008

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June (Un-audited)		31st March (Audited) Year Ended
		2008	2007	2008
1.	Turnover	43,050	31,290	139,269
	Less: Excise Duty / Service Tax Recovered	1,471	1,766	5,826
2.	**Net Turnover**	**41,579**	**29,524**	**133,443**
3.	Other Income	226	197	895
4.	**Total Income**	**41,805**	**29,721**	**134,338**
5.	a) (Increase) / decrease in stock in trade / work in progress	(2,607)	878	1,867
	b) Consumption of raw materials	33,527	19,174	90,304
	c) Purchases	590	836	6,008
	d) Staff cost	651	496	2,119
	e) Depreciation	1,151	1,125	4,847
	f) Other expenditure	3,297	2,467	9,839
	Total Expenditure	**36,609**	**24,976**	**114,984**
6.	Interest and Finance Charges	294	295	1,077
7.	Exceptional item			4,733
8.	**Profit before tax**	**4,902**	**4,450**	**23,010**
9.	Provision for Current Tax [including Fringe Benefit tax]	567	517	2,652
10.	Provision for Deferred Tax	225	303	900
11.	**Net Profit after tax**	**4,110**	**3,630**	**19,458**
12.	**Net Profit after tax [excluding effect of exceptional item]**	**4,110**	**3,630**	**15,261**
13.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,454	1,394	1,454
14.	Equity Share suspense		60	
15.	Reserves excluding revaluation reserves			77,442
16.	**Earnings per share (Face value of Rs. 10)**			
	Basic	28.3	25.0	133.9
	Diluted	28.3	25.0	133.9
17.	**Earnings per share (Face value of Rs. 10) [excluding exceptional item]**			
	Basic	28.3	25.0	105.0
	Diluted	28.3	25.0	105.0
18.	**Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]**			
	- Number of Shares (in crores)	70.69	68.31	70.69
	- Percentage of Shareholding (%)	48.63	49.02	48.63

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June 2007 as modified vide its Order dated 11th July 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August 2007. The Scheme became effective on 5th September 2007. In view thereof, the figures for quarter ended 30th June 2007 have been restated.

3. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 397 crore ($ 92 million) for the quarter ended 30th June 2008 and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

4. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the As 11 been followed, the net profit after tax for the quarter ended 30th June 2008 would have been lower by Rs. 940 crore ($ 218 million).

5. During the quarter ended 30th June 2008, R-Seva (India) Private Limited, Reliance Infrastructure Management Services Limited, Reliance Global Business BV, Paradise Global Enterprises BV, Nectar Consolidated BV, Dew Mercantile BV, Dew Commercials BV, New Horizon Enterprises BV, New Horizon Commercials BV, Reliance K G Exploration & Production Private Limited, Reliance KG Basin E & P Private Limited, Reliance Krishna Godavari Exploration & Production Private Limited,

Reliance Global Energy Services Limited, Nectar Commercials BV and Reliance Gas Corporation Limited have become subsidiaries of the Company.

6. Provision for Current Tax for the quarter ended 30th June 2008 includes provision for Fringe Benefit Tax of Rs 12 crore ($ 2.8 million).

7. There were no investors' complaints pending as on 1st April 2008. All the 1,612 complaints received during the quarter were resolved and no complaints were outstanding as on 30th June 2008.

8. The audit committee reviewed the above results. The Board of Directors at its meeting held on 24th July 2008 approved the above results and its release.

9. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 30th June 2008.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED 30th JUNE 2008

Rs. Crores

		Quarter Ended 30th JUNE (Un-audited)				31st March (Audited) Year Ended	
		2008		2007		2008	
1.	**Segment Revenue**						
	- Petrochemicals	14,871		13,213		53,000	
	- Refining	32,587		22,328		100,743	
	- Oil and Gas	787		518		2,702	
	- Others	124		72		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**48,369**		**36,131**		**157,223**	
	Less: Inter Segment Transfers	5,319		4,841		17,954	
	Turnover	**43,050**		**31,290**		**139,269**	
	Less: Excise Duty Recovered on Sales	1,471		1,766		5,826	
	Net Turnover		**41,579**		**29,524**		**133,443**
2.	**Segment Results**						
	- Petrochemicals	1,579		1,845		7,113	
	- Refining	3,040		2,557		10,332	
	- Oil and Gas	503		290		1,503	
	- Others	9		11		40	
	Total Segment Profit before Interest and Tax		**5,131**		**4,703**		**18,988**
	(i) Interest Expense		(294)		(295)		(1,077)
	(ii) Interest Income		159		135		662
	(iii) Other Un-allocable Income Net of Expenditure		(94)		(93)		(296)
	(iv) Exceptional Item						4,733
	Profit before Tax		**4,902**		**4,450**		**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]		(567)		(517)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(303)		(900)
	Profit after Tax		**4,110**		**3,630**		**19,458**
	Profit after Tax [excluding effect of exceptional item]		**4,110**		**3,630**		**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**						
	- Petrochemicals		31,550		31,154		30,758
	- Refining		44,995		39,272		42,141
	- Oil and Gas		29,942		12,243		26,391
	- Others		6,654		6,500		6,447
	- Unallocated Corporate		17,528		14,009		20,064
	Total Capital Employed		**130,669**		**103,178**		**125,801**

Notes to Standalone Segment Information for the Quarter Ended 30th June 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

July 24, 2008

Reliance
Industries Limited

Sec.

July 24, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code:	500325	Trading Symbol:	"RELIANCE EQ"
Fax No:	2272 3121 / 2272 2037	Fax No.	2659 8237 / 38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter ended June 30, 2008

In continuation of our letter of even date on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter ended June 30, 2008 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's website, 'www.ril.com'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B.P 165, L - 2011
Luxembourg
Fax No: 00352 4590 2010

Media Release

Reliance
Industries Limited

Mumbai, 24th July 2008

NET PROFIT OF US$ 955 MILLION, INCREASE OF 13%

PETROCHEMICALS PRODUCTION INCREASED BY 4%

CRUDE PROCESSED 8.13 MILLION TONNES, INCREASE OF 1.5%

OIL & GAS DEVELOPMENT PROJECTS IN ADVANCED STAGES OF IMPLEMENTATION

Reliance Industries Limited (RIL) today reported its financial performance for the quarter ended 30th June, 2008. Highlights of the un-audited financial results as compared to the previous period are:

- Turnover increased by 38% to Rs. 43,050 crore ($ 10.0 billion)
- Exports increased by 112% to Rs. 28,357 crore ($ 6.6 billion)
- PBDIT increased by 8% to Rs. 6,347 crore ($ 1.5 billion)
- Cash Profit increased by 8% to Rs. 5,486 crore ($ 1.3 billion)
- Net Profit increased by 13% to Rs. 4,110 crore ($ 955 million)

KEY BUSINESS DRIVERS

- 36% growth in revenue was due to increase in prices and a 2% growth was in volumes. Exports were higher by 112% at Rs. 28,357 crore ($ 6.6 billion).

- Tapti block produced higher gas volumes of 1,133 MMSCM and 77,400 tonnes of condensate, registering a growth of 97% and 133% respectively over the corresponding period of the previous year.

- Panna-Mukta fields produced 321,600 tonnes of crude oil and 353 MMSCM of natural gas, a decrease of 30% and 27% respectively as compared to the corresponding period of the

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

previous year. The decrease in production at Panna-Mukta was due to a shutdown in June'08 in the PPA process platform.

- The Jamnagar refinery processed 8.13 million tonnes of crude, a utilization rate of 98.5% as compared to 8.01 million tonnes of crude oil processed during the corresponding period of the previous year. Average refinery utilization was at 85.6% in North America, 83.7% in Europe and 83.5% in the Asia-Pacific region.

- Revenue for the refining & marketing segment increased by 46% from Rs 22,328 crore to Rs 32,587 crore (US$ 7.6 billion) mainly due to high product prices driven by high crude oil prices. Increase in prices accounted for 41% of growth in revenue while higher volumes accounted for 5%. Exports of refined products were at $ 5.7 billion. This accounted for 5.3 million tonnes of product volume as compared to 5.0 million tonnes for the corresponding period of the previous year.

- Production of petrochemical products increased from 4.8 million tonnes to 5.0 million tonnes, an increase of 4%.

- Consumption of raw materials increased by 75% from Rs 19,174 crore to Rs 33,527 crore ($ 7.8 billion) mainly on account of higher crude and naphtha prices. Traded goods purchased decreased from Rs. 836 crore to Rs. 590 crore ($ 137 million) following the reduction in retail marketing of transportation fuels.

- The capital expenditure for the period was Rs. 7,215 crore (US$ 1.7 billion) primarily in oil and gas business.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

COMMENTING ON THE RESULTS, MUKESH D. AMBANI, CMD, RELIANCE INDUSTRIES LIMITED SAID:

"At Reliance we continued to scale new peaks in financial performance despite challenging business environment including domestic inflation and weakening of the leading economies of the world. The sterling performance was made possible by our quality manufacturing assets and experienced, highly skilled people. We will play major role in India's energy security as we are focusing to be among the top leaders in the world in the oil and gas sphere. We are confident that the new growth drivers Oil and Gas, Organized retailing and Agro-Retail will take Reliance to a higher growth trajectory in the medium term."

KEY BUSINESS UPDATE

CORPORATE

- RIL continues to be amongst the 30 fastest climbers in the 2008 list of Global Fortune 500 Companies. RIL's new rankings across various parameters were as follows:
  - Rank 206 based on Sales
  - Rank 103 based on Profits

- RIL has domestic credit ratings of AAA from CRISIL and FITCH. Moody's has reaffirmed Baa2 investment grade rating for RIL's international debt while S&P maintained its rating at BBB.

OIL AND GAS (EXPLORATION & PRODUCTION) BUSINESS

- There were 2 gas discoveries as follows:
  - Discovery B1 in Block KG – VD3
  - One more discovery (Discovery 42) in the KG - D6 Block

- The development plan for the MA oil field in KG – D6 was approved by the Government

- A well drilled in the block KG-D6 has resulted in a discovery (Dhirubhai 42) for the first time in the Pleistocene submarine channel complex play which has a significant area extent in the block particularly in the northern and eastern parts of the block. The discovery was notified to the Government in July'08. RIL has filed an appraisal program for the discovery to evaluate size of the discovery.

- The progress has been made in the development of D1 & D3 and MA fields, in the KG-D6 block, as per management expectations. The progress was made despite adverse weather conditions, complex logistics, tight supply chain market and global shortage of manpower.

- RIL operates with 6 rigs deployed for both development and exploration activities. Further RIL plans to mobilize 6 additional rigs of which 2 are expected to be in Indian waters by the year end.

INTERNATIONAL OIL AND GAS (EXPLORATION & PRODUCTION) BUSINESS

- Reliance expanded its International footprint in Exploration and Production:
  - Executed two Production Sharing Contracts in Kurdistan (Iraq)
  - Acquired acreage in Peru by farming in three on-land blocks, including a block in which Reliance is the operator.
  - Reliance farmed out 25% participating interest in block K located in East Timor to Oil India Limited and Indian Oil Corporation.

- The International business comprises of 11 blocks with acreage of about 80,000 square kilometers – 3 in Yemen (1 producing and 2 exploratory), 2 each in Oman, Kurdistan and Colombia, 1 each in East Timor and Australia. The average production at the Yemen Block 9 was 5,000 BOPD.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

REFINING & MARKETING BUSINESS

As an international refiner, RIL's refining margins were influenced by the divergent margin scenario witnessed by the industry globally. RIL managed to sustain its margins primarily on the back of efficient sourcing of crude oil, ability to produce globally accepted products and flexibility in its crude bucket, product slate and evacuation infrastructure.

PETROCHEMICALS BUSINESS

The polymer business witnessed sustained production growth with volumes of PP, PE and PVC remained stable at 831 KT. RIL produced 458 KT of ethylene, an increase of 2% and production of 181 KT of propylene which remained flat over the corresponding period of the previous year.

Polyester production volume (PFY, PSF and PET) increased by 5% to 410 KT. RIL has maintained its focus on specialty products which account for 53% and 42% of PSF and PFY production respectively. RIL's polyester intermediates (PX, PTA and MEG) production grew by 3% to 1,184 KT during the period under review.

RELIANCE PETROLEUM LIMITED (RPL)

Reliance Petroleum Limited ("RPL") achieved 94% overall progress in implementation of its complex refinery. RPL has mobilised sufficient resources and expects to complete the refinery ahead of its initial schedule of December 2008.

RELIANCE RETAIL LIMITED (RRL)

Reliance Retail today operates over 735 stores in 70 cities, spanning 13 states, with over 3.5 million square feet of trading space through 12 distinct store formats. During the quarter, Reliance Retail has entered into joint venture with Office Depot for office solution products.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th JUNE 2008

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June (Un-audited)		31st March (Audited) Year Ended
		2008	2007	2008
1.	Turnover	43,050	31,290	139,269
	Less: Excise Duty / Service Tax Recovered	1,471	1,766	5,826
2.	**Net Turnover**	**41,579**	**29,524**	**133,443**
3.	Other Income	226	197	895
4.	**Total Income**	**41,805**	**29,721**	**134,338**
5.	a) (Increase) / decrease in stock in trade / work in progress	(2,607)	878	1,867
	b) Consumption of raw materials	33,527	19,174	90,304
	c) Purchases	590	836	6,008
	d) Staff cost	651	496	2,119
	e) Depreciation	1,151	1,125	4,847
	f) Other expenditure	3,297	2,467	9,839
	Total Expenditure	**36,609**	**24,976**	**114,984**
6.	Interest and Finance Charges	294	295	1,077
7.	Exceptional item			4,733
8.	**Profit before tax**	**4,902**	**4,450**	**23,010**
9.	Provision for Current Tax [including Fringe Benefit tax]	567	517	2,652
10.	Provision for Deferred Tax	225	303	900
11.	**Net Profit after tax**	**4,110**	**3,630**	**19,458**
12.	**Net Profit after tax [excluding effect of exceptional item]**	**4,110**	**3,630**	**15,261**
13.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,454	1,394	1,454
14.	Equity Share suspense		60	
15.	Reserves excluding revaluation reserves			77,442
16.	Earnings per share (Face value of Rs. 10)			
	Basic	28.3	25.0	133.9
	Diluted	28.3	25.0	133.9
17.	Earnings per share (Face value of Rs. 10) [excluding exceptional item]			
	Basic	28.3	25.0	105.0
	Diluted	28.3	25.0	105.0
18.	Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]			
	- Number of Shares (in crores)	70.69	68.31	70.69
	- Percentage of Shareholding (%)	48.63	49.02	48.63

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June 2007 as modified vide its Order dated 11th July 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August 2007. The Scheme became effective on 5th September 2007. In view thereof, the figures for quarter ended 30th June 2007 have been restated.

3. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 397 crore ($ 92 million) for the quarter ended 30th June 2008 and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

4. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the As 11 been followed, the net profit after tax for the quarter ended 30th June 2008 would have been lower by Rs. 940 crore ($ 218 million).

5. During the quarter ended 30th June 2008, R-Seva (India) Private Limited, Reliance Infrastructure Management Services Limited, Reliance Global Business BV, Paradise Global Enterprises BV, Nectar Consolidated BV, Dew Mercantile BV, Dew Commercials BV, New

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Horizon Enterprises BV, New Horizon Commercials BV, Reliance K G Exploration & Production Private Limited, Reliance KG Basin E & P Private Limited, Reliance Krishna Godavari Exploration & Production Private Limited, Reliance Global Energy Services Limited, Nectar Commercials BV and Reliance Gas Corporation Limited have become subsidiaries of the Company.

6. Provision for Current Tax for the quarter ended 30th June 2008 includes provision for Fringe Benefit Tax of Rs 12 crore ($ 2.8 million).

7. There were no investors' complaints pending as on 1st April 2008. All the 1,612 complaints received during the quarter were resolved and no complaints were outstanding as on 30th June 2008.

8. The audit committee reviewed the above results. The Board of Directors at its meeting held on 24th July 2008 approved the above results and its release.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

UNAUDITED SEGMENT INFORMATION FOR THE
QUARTER ENDED 30th JUNE 2008

Rs. Crores

		Quarter Ended 30th JUNE (Un-audited)				31st March (Audited) Year Ended	
		2008		2007		2008	
1.	**Segment Revenue**						
	- Petrochemicals	14,871		13,213		53,000	
	- Refining	32,587		22,328		100,743	
	- Oil and Gas	787		518		2,702	
	- Others	124		72		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	48,369		36,131		157,223	
	Less: Inter Segment Transfers	5,319		4,841		17,954	
	Turnover	43,050		31,290		139,269	
	Less: Excise Duty Recovered on Sales	1,471		1,766		5,826	
	Net Turnover		41,579		29,524		133,443
2.	**Segment Results**						
	- Petrochemicals	1,579		1,845		7,113	
	- Refining	3,040		2,557		10,332	
	- Oil and Gas	503		290		1,503	
	- Others	9		11		40	
	Total Segment Profit before Interest and Tax		5,131		4,703		18,988
	(i) Interest Expense		(294)		(295)		(1,077)
	(ii) Interest Income		159		135		662
	(iii) Other Un-allocable Income Net of Expenditure		(94)		(93)		(296)
	(iv) Exceptional Item						4,733
	Profit before Tax		4,902		4,450		23,010
	(i) Provision for Current Tax [including Fringe Benefit tax]		(567)		(517)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(303)		(900)
	Profit after Tax		4,110		3,630		19,458
	Profit after Tax [excluding effect of exceptional item]		4,110		3,630		15,261
3.	**Capital Employed (Segment Assets – Segment Liabilities)**						
	- Petrochemicals		31,550		31,154		30,758
	- Refining		44,995		39,272		42,141
	- Oil and Gas		29,942		12,243		26,391
	- Others		6,654		6,500		6,447
	- Unallocated Corporate		17,528		14,009		20,064
	Total Capital Employed		130,669		103,178		125,801

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

Notes to Standalone Segment Information for the Quarter Ended 30th June 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

    a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

    b) The **refining** segment includes production and marketing operations of the petroleum products.

    c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

    d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

    e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

END

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com